Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Dave | Citi’s 2021 FinTech Conference, November 15, 2021

Patrick Leonard:

All right. Thanks everyone for joining the session on Dave. It’s Patrick Leonard here with the City FinTech team. I’m joined by Jason Wilk co-founder and CEO of Dave. And Kyle Beilman, Chief Financial Officer of Dave. Thanks for joining us guys.

Jason Wilk:

Hey, Pat. Thanks a lot.

Kyle Beilman:

Thanks for having us.

Patrick Leonard:

And I was just saying to the team before we jumped on, we can’t wait for these things to be in person, hopefully in not too distant future. Let’s get right to it. I think number one pressing question I hear is, is who is Dave.

Jason Wilk:

Dave is the banking app for the everyday American that’s overpaying in fees. We started the company because I was sick of paying 30 billion dollars in overdraft fees to these major banks. And we wanted to build a product that really fought for consumers and level the financial playing field.

Patrick Leonard:

And that’s helpful in kind of framing how you started the business, Jason. How big is the problem that you guys are solving?

Jason Wilk:

Well, as I said, it’s 30 billion dollars a year in fees. If you look at the financially vulnerable population that does not have $400 set aside for savings, that’s 150 million people in this country. And 40 plus percent of them are overdrafting 10, or more times per year. It’s a significant problem. And it really should not exist anymore with free banking solutions like Dave and Market that have eradicated overdraft with an amazing product to give people the money they need without paying the fees. Fee free overdraft was born with Dave back in 2017.

Patrick Leonard:

And when you think about the audience and the types of customers you’re supporting, I imagine it’s kind of a broad swath of the population. But how do you kind of characterize or frame the target demographic, target market you guys are supporting? Is there such thing as an average customer of Dave?

Jason Wilk:

The market is just so big. When you look at 60% of the population that is living paycheck to paycheck, you’re talking about in the hundreds of millions of people in the market.

Now we look at our bucket of customers, and it’s sort of broken out between sort of high need. And then we call them the hipster. That’s like the high income living paycheck to paycheck. I think it really comes down to all of those customers need access to a great banking solution like Dave. I think we are in the early days of sort of the digital transformation of people willing to move their primary paycheck over to a digital bank. And naturally we’re seeing customers who are the most affected. It’s customers who are overdrafting multiple times per month, are the ones going to make the shift first because they are paying so much money to be in the financial system.

And it’s one of the reasons we’re excited to become a public company and really expand our brand footprint and continue to build for the communities that really need our help, but need that additional bump of trust to want to take the next step in the financial relationship. I think it’s just a huge untapped market still.

Kyle Beilman:

Just to add though what Jason is talking about there. One of the reasons we think we’re really well positioned to win, is that we do tend to skew pretty young. Our audience, our biggest cohort from an age perspective is in that 22 to 23 range. And we think just starting out sort of early in the kind of financial journey with a customer sets us up pretty well to capture that banking relationship.

And we tend to think that people sort of in that age demo just tend to have less inertia built with their financial institution, and therefore kind of reduce the switching cost to get someone over on onto our banking solution. We feel like we’re really well to win and really drive a lot of conversion and adoption within our existing ecosystem, and the broader [tam] that Jason was talking about.

Patrick Leonard:

And what are some of the accelerants to seeing that migration into the new digital platforms? Is it open banking? What are some of the kind of tailwinds supporting that migration, Kyle?

Kyle Beilman:

I would say COVID was a pretty big accelerant, I think for just the general sentiment around digital financial services, given that people were kind of forced in a lot of ways, engaging with a purely digital experience. I think that that was an accelerant.

But certainly open banking has helped our business a lot. Just given that with features like Plaid, we can create a lot of connectivity with our customers, and where they transact and bank and use that information for really unique and compelling offerings of our own. For example our credit product and our credit business, that’s entirely derived based on user transaction data that we use to underwrite our customers with, and do it in a very efficient way.

I think that’s one use case. And we can also see through that transaction data, where people shop, how much money they earn. There’s just a lot of rich insights that we can use to inform product development through the open sort of banking system that is continuing to grow and expand here domestically.

Patrick Leonard:

Great. Maybe a natural transition into the actual product. Jason, do you want to take us through kind of where you guys are today? What the full product suite looks like and capabilities across the platform, and frankly how that’s evolved?

Jason Wilk:

Yeah, absolutely. We obviously have our flagship feature of core checking right now, which a free bank account that customers can access, which has no minimum balance fees, obviously no fees to overdraft, which customers love. That product comes with insights about upcoming bills and spending behavior. If we see sort of repeat patterns around Netflix bill, or water and power bill, we’ll start to [inaudible] you about these upcoming bills. We can tell you how much money you can safely spend between paychecks.

This is a huge feature that I wanted when I was growing up, because who could possibly remember what bills are coming up in between pay periods? and I found myself often wondering how much money I truly had available to spend and live on before my next paycheck came in.

The second feature is extra cash, which is our credit solution that helps customers get access to $250 of effectively free overdraft protection.

That product, we use a bunch of different data points with our machine learning model, which can instantly improve customers the same day they join, to put money in their account. Customers absolutely love that product because one, it didn’t exist at Neobanks before Dave. And it doesn’t come with the $34 cost of overdraft that you have at your traditional institution. That feature has been used about 35 million times to date. It’s significant. And we think that’s a huge catalyst for us to offer larger short term credit opportunities in the future, of which Americans are paying about 300 billion dollars in short term interest fees, and late fees.

We next have a side hustle, which is our product that helps people find more income. We found that a few of our customers were driving for Uber and Lyft. And we thought that’d be an amazing opportunity to open up this whole gig economy marketplace to all of our customers.

And now we have about 35 partners ranging from DoorDash to Instacart on the platform that help people find more ways to make money on the side. That product has helped our members make over 300 million in net new income they didn’t have before, which is really amazing to see.

Lastly, we have our credit building solution. And so credit building is [inaudible] with some kind of a credit card. We decided we would partner with the credit bureaus to help our members submit payments like their rent and utility payments and cell phone bill, that are on time payments to help them boost our credit. And on average members that interact with that product are boosting our scores by about 50 points.

This is really a bank account that is truly leveling the planes as system. We are helping our members thrive financially for the first time in their lives, both getting out of fees, getting them money to feed their families, helping them make more money, and then helping them build their credit. That’s going to get them into much cheaper products in the future, which hopefully Dave is going to offer.

Patrick Leonard:

Great. And listen, you’ve seen a lot of innovation across FinTech broadly. When you think about Dave’s positioning in the marketplace and in this ecosystem, how do you feel it positions itself against the other FinTechs that are out there as well as kind of the incumbent offering?

Jason Wilk:

I think from an incumbent offering, we are well positioned to win. I think for us to really steal the lion share customers out of the credit unions and the big banks, that’s going to require building a brand that’s a household name. That’s one of the reasons why we’re excited to get out and be a public company, expand our marketing footprint into more proprietary marketing channels that are not necessarily the Instagrams and Facebooks, where there’s a lot of competition amongst newer challenger banking upstarts.

As far as our ability to compete with the big banks, we just have such a faster way to innovate, both through partner products. You can about the various ways we’re able to get to market so quickly. And the new offerings we can add into our ecosystem at a much faster pace in the big banks.

We think our offerings will be so much more premium and a fraction of the cost that the legacy banks can’t compete with, just because of their huge infrastructure alone.

From a Neobank perspective, if you looked at the state of Neobanking in 2017, when Dave came to the market, no one was seeing success. And we owe a lot of that to the solution around just giving people access to early pay. When we looked at the landscape, the Neobanks chime barrel, everyone else in this space, their approach to overdraft was to not allow for it at all. If you’re at the gas station or at the grocery store and you’re out of funds, they’re just going to reject the transaction.

It wasn’t until Dave came on the scene where it says, “Hey, overdraft is actually a really great opportunity for people. It’s just everyone hates the fees.” Who would want an extra few dollars to go fulfill a transaction, as opposed to just getting that red decline button on your phone. And so our innovation around overdraft to give people the money they need, was a catalyst that we are great at. We are first mover and we have great economics on our product compared to most who are trying to catch up to us. And it’s more of a loss leader for them at this point.

Patrick Leonard:

And in terms of customer acquisition, you talked about some innovative kind of marketing channel strategies going forward. How have you guys historically sourced the customers onto the platform? What channels have you found success in? And how do you think about it going forward. If you can share a little bit more around that.

Jason Wilk:

For us, organic has been our biggest source of customer acquisition. Since the onset of the business. We have about 30% of our customer acquisition is still done via word of mouth. And we’ve never really had a paid referral program to date. That’s something we recently launched in the last couple weeks, where members who use our extra cash product, who can recruit other people that are looking for extra cash, will each get 15 bucks if you and a friend end up joining and using the product.

I think that’s going to be really enticing as someone who needs 200 bucks to go buy gas or groceries, most likely knows five other friends who probably have that same issue. And now our audience has the opportunity to actually make money off of that behavior, which we think could be a big catalyst for growth.

We additionally have some social product is coming up at the end of this year in Q1, which we think are going to just help build more community network effects into the business, which we’re excited to roll out.

Patrick Leonard:

And you guys touched upon this a little bit earlier when Kyle was talking about open banking, but clearly that’s fed data into a lot of the FinTech ecosystem. How are you guys utilizing data today on the platform? And how does that drive the core offering for your customers?

Jason Wilk:

Well, data is huge for us. And as said, we we’ve issued 35, 40 million of these extra cash advances in inception. And the way we’re underwriting consumers is not by checking their credit score. We don’t use the legacy credit system at all for underwriting people for these transactions. It is all based on the on transaction data.

And we get that transaction data either from our own day banking customers or by leveraging Plaid where we let customers connect their existing institution, which gives us access to six to 18 months of a customer’s past spending behavior. And we can use all of those billions and billions of transactions to feed our machine learning model, which helps us safely underwrite customers to give them this $250, and do so at a [mos] rate that’s not profitable for our business. That data then we think is huge. And others institutes do not have it.

Kyle Beilman:

I think that’s the interesting part about our business model, as opposed to a lot of the peer play NeoBanks is, there’s sort of a natural opportunity for us to ask for that information that sort of informs and allows people to unlock our credit product. And we’re never really starting from a data desert with the customer. And we know a lot about them from day one. And so we can use that information to understand how much fees they’re paying to their existing bank, sort of message them about Dave banking and all the benefits of that and how to sort of get out of that fee situation.

And I think just a number of different ways that we can leverage the insights from the customer based on that data set, that’s pretty unique to our business model. I think relative again, to some of the Peerplay Neobanks who are just kind of starting from scratch with the customer on day one.

Jason Wilk:

You think of an example of that, it’s almost like a great free trade for the customer. They’re giving us access to their data in exchange, or getting access to zero interest access to overdraft. And with that data, not only can we underwrite them more safely, but to Kyle’s point, we have a wealth of information about where the customer spends their money, where they get paid, how they get paid, and we can use that information to better offer more solutions to the consumer.

We can also use it in forms of marketing as well. If I see you just got hit with an overdraft fee via your Chase account, I can send you an email or notification saying, “Hey, if you bank with Dave, you would’ve saved 35 bucks”. Or now that we’re rolling out cash back rewards this year, if I see you spent money on gas, I can now let you know, “Hey, you could have saved three bucks on banking with Dave”.

And it sort of feeds us flywheel of getting people to use and love our products compared to competition. We love that model.

Patrick Leonard:

Right. And you started talking about kind of how that can inform future product development, as you think about the product roadmap. And you guys have shared some insights on how you think about what’s possible on the platform. How do you just, at a high level think about prioritization of items on that laundry list?

Jason Wilk:

We look at it in a few ways. Right now I think we are again, early days on building trust with people to make Dave ... make any digital bank a primary destination for their paycheck. And for us, it’s really about driving more engagement with our customers. And that’s the focus for our next product suite, is just offering more trust and more interactions with people’s communities to build that up.

From there, it’s offering products that start to drive a lot more ARPU. But as our next step in the products, that it’s really that engagement. Things around investing, savings, insights, anything we can do there to really drive more value for consumers, even if it’s not at a huge revenue uptick.

Patrick Leonard:

And as you think about that journey, some of the products are probably things that you’ll build potentially captively. Are there other things that you think are a bit better kind of delivered through a partnership with a third party or too soon to say?

Jason Wilk:

I think there’s a time and place for the things we want to build internally and be really, really good at. I also think that there’s a huge opportunity with this partner ecosystem right now, to deliver amazing solutions to our customers via white label. There’s a lot of solutions out there that look and feel like a organic native product to an ecosystem, when reality it’s with the partner product. You can look at Cash Opposite as an example, they’ve been using drive wells to power their investing products.

But most people, to the naked eye of a customer, they think this is their cash [tap] investing tool. That ability to drive that native partnership, I think is going to be a huge catalyst for growth and offering product variety to a lot of the leading FinTech players, like Dave. Something we’re taking a very close look at.

Patrick Leonard:

And obviously the opportunity set here in the US, is rich. But have you given thought to beyond the US borders, the international opportunity?

Jason Wilk:

We haven’t taken anything seriously yet. We’re obviously continuously watching the data. Obviously, impressive what Revolut has been able to do in places like Eastern Europe that are probably more equivalent to banking deserts, similar to some of the deep pockets of underserved communities here in the US. But those international markets are certainly ripe for disruption, just as much as they are in the US. There’s a lot of consumers.

Patrick Leonard:

And obviously at the core of the platform is rich technology offering. Could you comment a little bit about how you built up that developer force, and kind of the fight for talent, so to speak, that we hear about in terms of recruiting more developers to that platform to keep the innovation going?

Jason Wilk:

Well, what’s amazing about Dave is, I think we got to our first 5 million customers with less than a hundred employees. And that really speaks to the power of scale on these platforms that you can get when you develop a product that has great brand trust, and love of consumers.

Our most recent survey shows that Dave is that number one most favorite brand in all of FinTech. We now have about 230 employees on the product with over 11 million registered users. That’s just impressive and just leads to a huge cost advantage of us versus legacy banks that requires so much technology and infrastructure to make their businesses work. And we’re excited just to continue to exploit that. And partner products is a way we can do it.

On the sort of worker talent, we went to actually virtual first as a business back in March of this past year. We think that, especially being a company headquartered in Los Angeles, the search for FinTech talent, COVID has been a huge catalyst for us to really break down the barriers of requiring people to move to your headquarters or opening up offices in different areas. We now let employees join the company from anywhere in the continental US, which has been a huge catalyst for growth. And we have about 20 states represented for Dave employees at this point.

Kyle Beilman:

I think one other thing about that is, we’ve been really successful on the recruiting side, just kind of by virtue of the company’s mission. We really do want to make a positive impact on the industry and the customers that we’re serving, and that tends to resonate really well with talent. I think that it’s been a great recruiting tool for the business. There’s just a lot of energy around the mission.

Patrick Leonard:

And clearly you guys are in the process of going public via SPAC merger. And Jason, you touched upon this earlier, but just speak a little bit about how you think about the opportunity as a publicly listed company, in terms of what that brings to Dave and [inaudible] that could put behind you.

Jason Wilk:

Just going back to one of the reasons why we’re going public, we had an opportunity with Tiger Global. They offered to rise a 150 million check to go forward with the public offering. Having the trust and backing of who we think is a preeminent FinTech investor in the private capital markets, gave us a lot of comfort that this is the right path for us. They’re the ones that validated the price to go to market with. And we had the opportunity to pick our SPAC sponsor, it was an easy choice with Victory Park, who was already in process with a great crypto company called BAT. And they just have known the business since day one.

That is a reason why we decided to go the public route, is that certainty of capital and the quality of partners we were working with.

As far as what we want to do as a public company, I think partially it has to do with building that brand trust with consumers. When they see the Dave ticker being traded and realize this is a public company, they’re putting their hard earned paycheck into, I think that does help establish that trust.

Additionally, it gives us access to the amount of capital I think that we can go really turn on a lot of the proprietary marketing we’ve been working on, which we can talk more about next year when it starts rolling out. We think there’s so much we can do with more capital to build David into that household name.

Lastly, I think aside from just access to hiring more talent, the M&A market is I think continuously heat up with more consolidation. There obviously are great opportunities to partner out there. But there will be some things that we want to really buy and own that we think are either additional go to market strategies for us that have really great growth opportunities, or things that are typically slower growing, but have amazing ARPU potential which we could plug in to our huge user base that loves all of our products.

Patrick Leonard:

And you guys obviously have the platform resonates with customers, but it also resonates with investors that are backing the business today. Could you just talk a little bit about some of the early backing you had and how it resonates what you’re doing with at those investors?

Jason Wilk:

I think when we first thought about this business back from figuring out the name. There was only one name I wanted to go to market with, and that was Dave. There was not a single employee named Dave with the entire company still. There’s no family really named Dave. I just thought that when it comes to building a friendly, approachable product and financial services, that is an industry that typically is screwing people with fees, Dave was the ultimate name to just be that differentiator going to market.

When we thought about the opportunity set and the mission early on, which was to help people outsmart overdraft fees, Mark Cuban was the name that came to mind. Mark was this the main investor of my last company, which we teamed up on in 2010, which we successfully exited in 2015 together.

And Mark, he didn’t get really wealthy until he was in his forties. But prior to that, he was sleeping on couches. He was selling computers out of his car. He was bartending. He was sleeping on friends’ couches. And he knew the pain of overdraft, that $35 charge when you go buy a $5 cup of coffee when you’re out of funds. He was a great catalyst for the business. He was very generous in lending us his name to promote the product. And even our SPAC announcement was heavily centered around Mark being a part of the story.

Another great investor that’s been by our side since day one is the Craft family. They’ve just been incredible people for us, and in fighting for innovation around this underserved customer. And we haven’t really raised a lot of capital to date.

I think that’s one of the interesting pieces. We had some amazing seed investors like Mark and the Craft’s SV angel. And then from there, we only raised two rounds of funding. One was a series from Bill Maris from Google ventures. Now his fund’s called Section 32. That was only one check we raised for the series A, 10 million bucks. And then we raised a series B from Northwest Ventures, another just single investor round back in 2019, of 50 million. And that was it.

And we’ve just been so efficient with our capital, largely because our customer acquisition has been very inexpensive and largely derived from customers sharing it with their friends. And that gives us a lot of excitement around having several hundred million to put to work. If we can get to a public company, and 11 million customers with 60 million dollars of primary capital compared to our competitors who have raised billions, when we actually level the playing field for ourselves, what can we do with that capital? That’s just, we think, a tremendous opportunity to come in today right now.

Patrick Leonard:

And when you look back, Jason, on what you guys as a team have built, what are you and Kyle most proud of?

Jason Wilk:

I’ve got to say, I mean the core product. If you look at what we’ve built, we’ve changed industry. I mean, you’re starting to see commercials now from some bigger banks that are starting to get rid of overdraft fees.

Ally Bank get rid of overdraft. That did not exist before Dave came out of the scene, offering a solution that is fair for customers, giving people the amount of money they need and not having those crazy fees associated with it, is something that I think we will leave our mark on this industry forever.

I think additionally, the amount of money we’ve helped our members make with side hustle, is also really cool. I mean, how many times has your bank actually made you money? And I think the fact that Dave is not only saving you money, but putting more money in your pocket, I can’t think of a financial institution in the history that’s ever done that. And is so in line, and on the same side as a consumer.

Patrick Leonard:

Kyle, anything you want to add?

Kyle Beilman:

I mean, I think just the point around the capital efficiency. I mean, this is more of through a financial lens. I guess I’m biased. But I think just the scale and the amount of impact that we’ve created with just the 61 million in primary that we’ve ever raised as a business leading up to this SPAC transaction, is pretty unheard of in this space. I think we’re really disciplined operators, and to Jason’s point excited about the impact that we can make with the proper balance sheet coming out of the deal.

I think, just gets that that story around capital efficiency, profitability, is just a unique story in this space. And I think just a testament to the team and the product that we have.

Patrick Leonard:

And a question came in guys, is there anything you could share about the connectivity with Alameda Research?

Jason Wilk:

I mean, Alameda Resource is connected to Sam from FTX. This is the capital vehicle they used to invest in the business. But crypto is something we’re certainly keeping our eye on. We were introduced to the FTX team by Mark Cuban. And they’ve been great thought partners. We think about the future innovation around the disruption of digital banking and how crypto plays into that.

Patrick Leonard:

Great. And then as you guys look out over the next 12 months, what most excites you about the opportunities that?

Jason Wilk:

I just think continuous disruption of this market. There’s so many customers that the major banks are going to be donating over the next five years to the digital incumbents. I’m really excited to go build that household name, and trust as we build into more markets, and as we develop new products that are helping more people.

Patrick Leonard:

Kyle, I’ll throw that one to you too.

Kyle Beilman:

I mean, I think it’s really our strategy around community, and allowing through product development unlock on the growth side, through some unique feature sets that we’re building. We have some exciting announcements that are forthcoming there that I think one, bring a lot of value to the customer and our unique products.

But two, I think just give us much more confidence in the growth model moving forward. And kind of the stability around customer acquisition costs, and how we can kind of embed network effects in our products to bring, like I said, a lot more stability to our user growth over time, and at increasing levels of skills. That’s a really exciting opportunity that where we’re really leaning as a key component of our strategy is building much more community into our product.

Patrick Leonard:

Great. Well, Kyle, Jason, it doesn’t look like there’s any other questions here from the audience. So, appreciate you guys taking some time out of your day to chat.

Jason Wilk:

Thanks a lot, Patrick.

Kyle Beilman:

Thanks, appreciate it. Thank you.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Proposed Business Combination (as defined below), a Registration Statement on Form S-4 (the “Form S-4”) has been filed by VPC Impact Acquisition Holdings III, Inc. (“VPCC”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with VPCC’s proposed business combination (the “Proposed Business Combination”) with Dave Inc. (“Dave”) and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Proposed Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these materials will contain important information about VPCC, Dave, and the Proposed Business Combination. After the Form S-4has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s Secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Proposed Business Combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, is also set forth in the proxy statement/prospectus relating to the Proposed Business Combination contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Proposed Business Combination when available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the Proposed Business Combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the Proposed Business Combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors; (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and the Form S-4 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Contacts

Dave

Media

press@dave.com

Investors

DaveIR@icrinc.com

VPC Impact Acquisition Holdings III, Inc.

Media

Jordan Niezelski, Edelman

jordan.niezelski@edelman.com

860.833.2947

Investors

vih3info@victoryparkcapital.com